TEXT PRO LLC

ANNUAL REPORT

57 Crosswinds Drive
Moultonborough, NH 03254
7818790646
https://textpro.ai

This Annual Report is dated March 24, 2026.

BUSINESS

Textpro is an AI-powered ordering platform designed to operate within widely used messaging applications. The platform provides users with a unified conversational interface to access and complete transactions across multiple verticals, including food and grocery delivery, event ticketing, and travel bookings such as flights and hotels.

The Company's business model includes both direct-to-consumer and business-to-business components. For certain services, including food delivery and event ticketing, the Company may generate revenue through transaction-based pricing and service fees. For travel-related services, including flights and hotels, the Company intends to operate through partnerships and revenue-sharing arrangements with third-party providers. The Company may also explore additional monetization strategies, including subscription offerings, partnerships, and data-driven insights, in compliance with applicable laws and regulations.

Textpro has developed proprietary technology designed to interpret user intent within conversational inputs and dynamically route requests to the appropriate service providers. This technology is intended to streamline the ordering process and reduce friction across multiple service categories within a single interface.

The Company has filed a non-provisional patent application related to its core technology. The patent application covers aspects of its intent recognition and service-matching system. The timing and outcome of the patent review process are uncertain, and there can be no assurance that the patent will be granted. The Company's Chief Executive Officer is the inventor of the underlying technology and intends to assign the patent to the Company upon issuance, if granted.

Previous Offerings

The Company has not conducted any recent offerings of securities.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION**

Operating Results – 2025 Compared to 2024

Results of Operations

Overview of 2025 Compared to 2024:
In 2025, the Company advanced platform development to support revenue generation, with a focus on expanding B2B partnerships alongside direct-to-consumer offerings. Compared to 2024, activity increased across development, partnerships, and initial commercialization. The Company also completed a Regulation Crowdfunding offering, providing additional capital to support operations.

How long can the business operate without revenue:
The Company is generating revenue but not yet at a level sufficient to cover operating expenses. Based on current cash and expected spending, the Company estimates a runway of approximately 12–24 months without additional capital, while continuing to grow both consumer usage and B2B partnerships.

Foreseeable major expenses based on projections:
Primary expenses include marketing, third-party service fees (including API costs), and general operating expenses. Marketing is expected to increase, focusing on digital advertising, influencer partnerships, and promotions to drive user acquisition and growth.

Future operational challenges:
Key challenges include optimizing the sales funnel to improve conversion rates, reducing customer acquisition costs, and retaining users at efficient cost levels. The Company will also focus on maintaining reliable third-party integrations and continuing to improve platform performance and user experience.

Future challenges related to capital resources:

The Company may pursue additional capital to support accelerated growth across both consumer and B2B channels, though such capital is not required to continue operations based on current plans. The Company continues to manage expenses in line with current resources while scaling revenue. Changes in third-party pricing or partner terms may impact costs over time.

Future milestones and events:

The Company expects to expand user adoption, increase transaction volume, and grow revenue across both consumer and B2B channels, including onboarding additional partners. The Company is also focused on improving response speed and overall product performance to enhance user experience and drive engagement. These efforts are intended to support continued growth and scale, though there can be no assurance as to timing or results.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 24013.

Debt

The Company does not have any outstanding debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers
James Parrish

James Parrish's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer and Board Member

Dates of Service: August 2021 — Present

Responsibilities: Mr. Parrish is responsible for the overall strategic direction, product development, and operational execution of the Company. He oversees engineering and product development efforts, leads business strategy and growth initiatives, manages day-to-day operations, and has final decision-making authority on key company matters, including strategic partnerships and contractual agreements.

The Company intends to compensate Mr. Parrish through a combination of salary and/or distributions, subject to available cash flow and the achievement of certain fundraising milestones. Mr. Parrish is expected to receive an annual salary of approximately $99,000 upon the Company achieving a minimum fundraising threshold of $259,832.

Andrew Tomarchio

Andrew Tomarchio's current primary role is with EQT Corporation. Mr. Tomarchio currently devotes approximately 10–20 hours per week to the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer and Board Member

Dates of Service: August 2021 — Present

Responsibilities: Mr. Tomarchio is a Co-Founder and serves as Chief Financial Officer of the Company. He is responsible for financial strategy, accounting oversight, capital planning, and investor reporting. His responsibilities include overseeing budgeting, financial modeling, fundraising strategy, and ensuring compliance with financial reporting and regulatory requirements.

The Company intends to compensate Mr. Tomarchio through a combination of salary and/or distributions, subject to available cash flow and the achievement of certain fundraising milestones. Mr. Tomarchio is expected to receive an annual salary of approximately $99,000 upon the Company achieving an overall fundraising threshold of $457,832.

Other Business Experience in the Past Three Years

Employer: Agilyx
Title: Finance Lead
Dates of Service: May 2019 — July 2022
Responsibilities: Led corporate financial modeling and supported business development initiatives.

Employer: Cyclyx
Title: Finance Business Partner
Dates of Service: July 2022 — September 2023
Responsibilities: Supported project development and financial modeling efforts and contributed to the successful final investment decision (FID) for the company's first infrastructure project.

Employer: EQT Corporation

Title: Strategic Analyst
Dates of Service: September 2023 — Present
Responsibilities: Member of the Corporate Venturing team, supporting financial analysis, investment evaluation, and strategic initiatives.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Units
Stockholder Name: James Parrish
Amount and nature of Beneficial ownership: 750,600
Percent of class: 75.06%

RELATED PARTY TRANSACTIONS

On November 26, 2025, a former software developer transferred 42,500 shares to the CEO. No cash consideration was paid.

OUR SECURITIES

The Company has authorized Common Units and Convertible Note - Series CF - 2025.

Common Units
• Authorized: 1,000,000
• Outstanding: 1,000,000
• Voting Rights: One vote per unit.
Convertible Note - Series CF - 2025
• Amount Outstanding: $0.00
• Conversion Type: Common Units
• Conversion Trigger: $1,000,000.00
• Valuation Cap: $7,000,000.00
• Discount Rate: 20
• Interest Rate: 5

• Material Rights: Disclosure Regarding Operating Agreement and Convertible Note Conversion

Text Pro LLC (the "Company") is a limited liability company organized under the laws of the State of New Hampshire and is governed by its operating agreement (the "Operating Agreement"). The Operating Agreement establishes the rights, duties, and obligations of the members of the Company, including provisions regarding management, profit and loss allocations, the issuance and transferability of membership units, and other essential aspects of the Company's governance and operations.

By participating in this offering, investors are purchasing a convertible promissory note (the "Convertible Note"), which represents a debt obligation of the Company. As holders of the Convertible Note, investors do not hold an equity interest in the Company and are not parties to the Operating Agreement.

Conversion to Common Units

Upon the occurrence of certain events, as described in the terms of the Convertible Note, the Convertible Note may convert into an equity interest in the Company, specifically into Common Units. Upon conversion, investors will become members of the Company, subject to the terms of the Operating Agreement, as it may be amended from time to time. Membership units issued upon conversion will be uncertificated and represent a proportional interest in the Company's equity.

Joinder to the Operating Agreement

At the time of conversion, investors will be required to execute a joinder agreement or similar document that binds them to the terms and conditions of the Operating Agreement. By doing so, investors will assume all rights and obligations applicable to members of the Company, as outlined in the Operating Agreement. Failure to execute the necessary documentation may result in the forfeiture of the equity interest or other consequences as provided under applicable law or the terms of the Convertible Note.

Availability of Operating Agreement

A copy of the current Operating Agreement is available for review attached in Exhibit F of the Form C materials. Investors are encouraged to carefully review the Operating Agreement and consult with their legal or financial advisors to understand the implications of becoming a member of the Company upon conversion.

Material Terms of the Operating Agreement

Key provisions of the current Operating Agreement include, but are not limited to:

• Management Structure: The Company is manager-managed, meaning the appointed Manager has exclusive authority over the business, affairs, and operations of the Company. Members do not participate in day-to-day management or operational decision-making.

• Transferability of Interests: Membership Units are uncertificated and subject to transfer restrictions. Units may not be transferred without the prior written consent of the Manager. This structure helps the Company maintain compliance with securities regulations. The Manager may update transfer policies in the future.

• Voting Rights: Members generally do not have voting rights on operational matters. In limited circumstances, Members may be asked to vote on significant changes, but routine business decisions remain exclusively with the Manager.

• No Capital Call Obligations: Members are not required to make additional capital contributions beyond their initial investment. There are no mandatory capital calls under the Operating Agreement.

• Profit and Loss Allocation: Profits and losses are allocated pro rata based on each Member's ownership of Units relative to the total Units outstanding.

• Tax Matters: The Company is taxed as a pass-through entity. Members will receive a Schedule K-1 annually to report their share of the Company's income, deductions, and credits on their personal tax returns.

By participating in this offering, investors acknowledge and understand that if the Convertible Note converts to equity, they will be required to join the Company as Members under the Operating Agreement. Investors further acknowledge that their rights and obligations as Members will be governed by the terms of the Operating Agreement, as it may be amended from time to time.

What it means to be a minority holder

As a Convertible Note holder of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there

are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Units in the amount of up to $124,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Units that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Units we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
TEXT PRO LLC was formed on September 21, 2021 Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. TEXT PRO LLC has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees.

If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Potential Dispute with a Former Unpaid Contributor
We previously engaged an individual on an informal trial basis to assist with development work. While no formal agreement was executed and no compensation terms were finalized, the individual has since alleged that he is owed compensation. Although we do not believe this claim has merit and no legal action has been initiated, it is possible that a dispute could arise. Any such dispute, if pursued, could result in reputational damage, legal costs, or distraction of management resources, even if resolved in our favor.

The CEO and CFO currently do not receive salaries but plan to begin receiving compensation upon achieving specific fundraising milestones, which could impact the Company's financial resources.
As of the date of this offering, the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are not drawing salaries. However, if the Company successfully raises certain amounts of capital, the CEO and CFO intend to begin receiving salaries, which will increase the Company's operating expenses and reduce funds available for other business purposes.

Specifically:

The CEO plans to begin receiving an annual salary of $99,000 once the Company has raised at least $259,832 in aggregate funds.

The CFO plans to begin receiving an annual salary of $99,000 once the Company has raised at least $457,832 in aggregate funds.

There is no assurance that the Company's future fundraising efforts will be sufficient to support these additional compensation obligations without adversely affecting working capital, growth initiatives, or other operational needs. Investors should be aware that these salary obligations could materially impact the Company's financial flexibility once triggered.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

TEXT PRO LLC
By /s/ *James Parrish*
Title: CEO

By /s/ *James Parrish*
Name: James Parrish
Title: CEO

By /s/ *atomarchio@textpro.ai*
Name: atomarchio@textpro.ai
Title: CFO

Exhibit A
FINANCIAL STATEMENTS

Textpro

BALANCE SHEET
(Unaudited)

As of December 31,		2025		2024		2023
(USD $ in Dollars)						
ASSETS						
Current Assets:						
Cash & Cash Equivalents	$	24,013	$	1,065	$	261
Prepaids and Other Current Assets		10,979		4,267		5,162
Total Current Assets		**34,992**		**5,332**		**5,423**
Intangible Assets		80,320		45,665		48,033
Total Assets	$	**115,312**	$	**50,997**	$	**53,456**
LIABILITIES AND MEMBERS' EQUITY						
Long Term Liabilities:						
Convertible Promissory Notes Payable		92,877				
Total Liabilities		**92,877**		**-**		**-**
MEMBERS' EQUITY						
Members' Equity		22,435		50,997		53,456
Total Members' Equity		**22,435**		**50,997**		**53,456**
Total Liabilities and Members' Equity	$	**115,312**	$	**50,997**	$	**53,456**

See accompanying notes to financial statements.

Textpro

STATEMENT OF OPERATIONS

(Unaudited)

For Fiscal Year Ended December 31,		2025		2024		2023
(USD $ in Dollars)						
Net Revenue	$	25,468	$	17,132	$	4,865
Cost of Goods Sold		27,619		19,467		4,557
Gross Profit/ (Loss)		**(2,151)**		**(2,335)**		**308**
Operating Expenses						
General and Administrative		44,776		17,768		38,315
Sales and Marketing		3,435		1,344		417
Total Operating Expenses		**48,211**		**19,112**		**38,732**
Net Operating Loss		**(50,362)**		**(21,447)**		**(38,424)**
Interest Expense		-		-		-
Other Loss/(Income)		-		-		-
Loss Before Provision for Income Taxes		**(50,362)**		**(21,447)**		**(38,424)**
Provision/(Benefit) for Income Taxes		-		-		-
Net Loss	$	**(50,362)**	$	**(21,447)**	$	**(38,424)**

See accompanying notes to financial statements.

Textpro

STATEMENTS OF CASH FLOWS

(Unaudited)

For Fiscal Year Ended December 31,	2025	2024	2023
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net Loss	$ (50,362)	$ (21,447)	$ (38,424)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities			
Amortization of Intangibles Assets	20,745	10,368	8,768
Changes in operating assets and liabilities:			
Prepaids and Other Current Assets	(6,712)	895	(920)
Net Cash Used In Operating Activities	**(36,329)**	**(10,184)**	**(30,576)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of Intangible Assets	(55,400)	(8,000)	(24,175)
Net Cash Used in Investing Activities	**(55,400)**	**(8,000)**	**(24,175)**
CASH FLOW FROM FINANCING ACTIVITIES			
Capital Contribution	21,800	18,988	53,363
Proceeds from Convertible Notes	92,877		
Net Cash Provided by Financing Activities	**114,677**	**18,988**	**53,363**
Change in cash and cash equivalents	**22,948**	**804**	**(1,388)**
Cash and cash equivalents—beginning of year	1,065	261	1,649
Cash and cash equivalents—end of year	**$ 24,013**	**$ 1,065**	**$ 261**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$ -	$ -	$ -

See accompanying notes to financial statements.

Textpro

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

(Unaudited)

For Fiscal Year Ended December 31,

(in , $US)	Members' Equity	
Balance—December 31, 2022	$	**38,517**
Capital Contribution		53,363
Net Loss		(38,424)
Balance—December 31, 2023	$	**53,456**
Capital Contribution		18,988
Net Loss		(21,447)
Balance—December 31, 2024	$	**50,997**
Capital Contribution		21,800
Net Loss		(50,362)
Balance—December 31, 2025	$	**22,435**

See accompanying notes to financial statements.

NOTE 1 – NATURE OF OPERATIONS

TEXT PRO LLC (the "Company") was incorporated in the State of New Hampshire on September 21, 2021. The Company's principal address is 57 Crosswinds Drive, Moultonborough, New Hampshire 03254.

The Company develops and operates an artificial intelligence-powered conversational commerce platform that enables users to search for and complete transactions for services such as food delivery, travel bookings, event tickets, and other consumer services through messaging interfaces and web-based chat.

The Company's platform integrates with third-party service providers through application programming interfaces (APIs) to facilitate ordering and transaction processing.

In addition to its direct-to-consumer platform, the Company has begun expanding commercialization of its technology through a business-to-business model in which the Company's conversational interface may be embedded into third-party websites, messaging platforms, and digital channels to facilitate customer transactions.

The Company's revenue model includes transaction commissions, referral fees from service providers, and licensing arrangements associated with the Company's platform.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amount of expenses during the reporting periods. Actual results could materially differ from those estimates.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company recognizes revenues from when the following criteria are met: (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company expects to generate revenue primarily through commissions earned on transactions completed through the platform, referral fees from service providers, and licensing arrangements related to the Company's conversational commerce technology.

Convertible Promissory Notes and Offering Costs
The Company accounts for convertible promissory notes in accordance with applicable U.S. GAAP. Convertible notes are recorded as liabilities upon issuance and remain classified as such until converted into equity or otherwise settled.

Proceeds from the issuance of convertible promissory notes are recorded net of offering costs and platform fees incurred in connection with the financing. Such costs are treated as a reduction of the carrying value of the related debt and are amortized over the term of the notes using the effective interest method, if material.

The Company remains obligated for the full principal amount of the notes issued, regardless of net proceeds received.

Income Taxes
The Company is treated as a pass-through entity for federal income tax purposes. Accordingly, the Company does not pay federal income taxes at the entity level. Instead, taxable income or loss is allocated to the members and reported on their individual tax returns.

The Company may be subject to certain state taxes and fees applicable to limited liability companies.

Because the Company is a pass-through entity, no provision for federal income taxes has been recorded in the accompanying financial statements.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – CONVERTIBLE PROMISSORY NOTES

During 2025, the Company issued Convertible Promissory Notes in connection with a Regulation Crowdfunding offering conducted through the StartEngine platform. The notes are recorded as liabilities until converted into equity or otherwise settled.

The notes accrue interest at 5.0% annually and mature on January 13, 2027, unless converted earlier.

The notes automatically convert into Common Units of the Company upon the occurrence of a qualified financing in which the Company raises at least $1,000,000.

Upon conversion, the outstanding principal and accrued interest convert into equity securities at the lesser of:
- the price implied by the $7,000,000 valuation cap, or
- a 20% discount to the price paid by investors in the qualified financing.

Total investor commitments through the Regulation Crowdfunding offering were $131,192.99, representing the total principal amount of convertible promissory notes issued by the Company.

After platform fees and offering costs, net proceeds of $92,877 were disbursed to the Company during 2025. An additional $7,866 was released in 2026 following the platform's post-closing hold period.

As of December 31, 2025, the Company had $131,192.99 of convertible promissory notes outstanding, excluding accrued interest. The difference between gross proceeds and net cash received represents offering costs associated with the issuance of the notes. The carrying value of the notes on the balance sheet reflects net proceeds received, while the Company remains obligated for the full principal amount issued.

The notes are unsecured obligations of the Company, and interest expense is recognized over the life of the notes.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company enters into agreements with third-party technology providers and software developers in connection with development and operation of its platform.

As of December 31, 2025, the Company is not involved in any pending or threatened litigation that would materially affect the Company's financial condition.

NOTE 5 – MEMBERS' EQUITY

The Company is organized as a limited liability company and issues Common Units representing ownership interests.

As of December 31, 2025, the Company had 1,000,000 Common Units issued and outstanding.

Members share in profits and losses of the Company in accordance with the Company's operating agreement.

NOTE 6 – RELATED PARTY TRANSACTIONS

From time to time, founders and members of the Company have advanced funds to support operating expenses.

These advances are recorded as either capital contributions or amounts due to related parties depending on the nature of the transaction.

NOTE 7 – SUBSEQUENT EVENTS

Management evaluated subsequent events through March 18, 2026, which is the date the financial statements were available to be issued.

Subsequent to the balance sheet date, the Company began expanding commercialization of its platform through business-to-business integrations that allow third parties to embed the Company's conversational interface into their digital platforms.

Management determined that these developments do not require adjustment to the financial statements.

I, James Parrish, the CEO of Text Pro LLC, hereby certify that the financial statements of Text Pro LLC and notes thereto for the period ending 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns were total income of $50,362; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 17th of March.

_____ (Signature)

_____ (Title)

_____ (Date)